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                                  EXHIBIT 4(d)

                FORM OF INDIVIDUAL RETIREMENT ACCOUNT ENDORSEMENT


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                                                           INDIVIDUAL RETIREMENT
                                                                   ANNUITY (IRA)
                                                                     ENDORSEMENT



We have issued this endorsement as part of the Certificate to which it is attached to be effective on the later of the Certificate Issue Date or the following date (if any):

Notwithstanding any provision in the Certificate to the contrary:

(a) The Certificate is intended to be an individual retirement annuity (IRA) plan created for the exclusive benefit of You and Your Beneficiary and qualified under Section 408 of the Internal Revenue Code ("Code"). Your entire interest in the Certificate is nonforfeitable. You and the Annuitant must be the same person. You may not designate a Contingent Annuitant or a Joint Certificate Owner. You may not transfer ownership of the Certificate nor may You pledge, collaterally assign, or otherwise use it as security for a loan.

(b)  Except in the case of a rollover or transfer contribution as described in
     Section 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code, (1) the
     payments made to an IRA for any taxable year must be in cash and may not exceed $2,000 or such higher amount as may be permitted under the Code (e.g., for a contribution made in accordance with the terms of a Simplified Employee Pension Plan (SEP) as described in Section 408(k)), and (2) You may not make additional payments beginning with the calendar year in which You attain age 70 1/2. If the Certificate Schedule requires that any minimum payment be over $2,000, the actual payment will generally have to be paid, at least in part, by a rollover or transfer.

(c) You must begin taking distributions no later than April 1 of the calendar year after You attain age 70 1/2 (the required beginning date). You may elect to have the Certificate Value distributed in equal or substantially equal amounts over (1) Your life or the lives of You and Your designated Beneficiary or (2) a period certain not extending beyond Your life expectancy or the joint and last survivor expectancy of You and Your designated Beneficiary. Periodic payments will be made at intervals of no longer than one year and will fluctuate in accordance with the investment results of the underlying Sub-account(s) You have chosen for variable payments but will otherwise be nonincreasing. Unless You elect otherwise by Written Request, You must apply the Adjusted Certificate Value to annuity payments that begin on or before the April 1st date under an annuity payment option that complies with minimum distribution regulations adopted under Section 408(b)(3) of the Code. You may elect that We pay You the Certificate Withdrawal Value on or before the April 1st date or, if offered by Us, that payments begin on or before that date under a partial withdrawal option that complies with the regulations previously referred to. If You elect to meet Your distribution requirements through variable income payments under "Option A: Annuity for a Fixed Number of Years", the following additional requirements apply. If You are under age 59 1/2 on the Income Date, the payment period will be equal to Your life expectancy. If You are 59 1/2 or older on the Income Date, but under age 70 1/2, the payment period will be for the period You have specified, which may not extend beyond Your life expectancy or the joint and last survivor expectancy of You and Your designated Beneficiary. If You are over age 70 1/2 on the Income Date, the payment period will be for the


                                (See other side)

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     period You have specified, which may not exceed Your remaining life expectancy or the remaining joint and last survivor expectancy of You and Your designated Beneficiary.

(d) All distributions made hereunder shall be made in accordance with the requirements of Section 401(a)(9) of the Code, including the incidental-death-benefit requirements of Section 401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

(e) In the event of Your death, Your entire interest in the Certificate must be distributed in conformity with regulations adopted under Section 408(b)(3) of the Code, which regulations contain rules similar to the after-death-distribution rules of Section 401(a)(9)(G) of the Code and to the incidental-death-benefit requirements of Section 401(a)(9)(G) of the Code. These regulations provide that IRAs are subject to the distribution rules provided in those Sections and in Regulation 1.401(a)(9)-1 and 1.401(a)(9)- 2.

     If You die after distributions have begun, the remaining portion of Your interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to Your death. If You die before distributions have begun, Your entire interest must be distributed within five years of the date of death. Distributions are considered to have begun if payments are made on account of Your reaching Your required beginning date or, if prior to that date, annuity payments begin to You under (c) above.

     If the designated Beneficiary is Your surviving spouse, the surviving spouse may treat the Certificate as his or her own IRA. This election will be deemed to have been made if such surviving spouse fails to elect a distribution acceptable under Regulation 1.401(a)(9). The Certificate's provisions relating to the death of the Annuitant are changed to the extent necessary to conform with the regulations and statutory rules referred to in this paragraph.

(f) Life expectancy and joint and last survivor expectancy will be calculated by use of the return multiples in Tables V and VI of Regulation 1.72-9. If We offer a partial withdrawal option, (1) the life expectancy factor used by us will be based on the joint life expectancy of You and Your designated Beneficiary unless You make a Written Request that it be based on just Your life expectancy, (2) neither Your life expectancy nor the life expectancy of any Beneficiary will be annually recalculated, and (3) instead, the original life expectancy factor will be reduced by 1.0 in each succeeding year.

(g)  We will send You annually a report concerning the status of the annuity.

(h) In the event of any conflict between the terms of the Certificate and these IRA provisions or any sections of the Code applicable to annuities described in Section 408(b) of the Internal Revenue Code, those IRA provisions or sections will govern. Any distribution options in the Certificate that are inconsistent with Section 401(a)(9) or are inconsistent with other provisions reflecting Section 401(a)(9) as are prescribed by the Commissioner of Internal Revenue, are overridden and that Section or provision reflecting that Section shall govern.


Signed for the Company by: ____________________________________
                                      Secretary